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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of October 2004


                             AETERNA ZENTARIS INC.
                   ------------------------------------------
                   (Formerly named AEterna Laboratories Inc.)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F        Form 40-F    X
                                ------           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                Yes       No   X
                                    -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -----


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                                 DOCUMENTS INDEX


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

DOCUMENTS    DESCRIPTION
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
1.           Press release dated October 28, 2004 - AEterna Zentaris Announces Third
             Quarter Financial Results Conference Call and Webcast
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                                                         [AETERNA ZENTARIS LOGO]


AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881
www.aeternazentaris.com


                                                           PRESS RELEASE
                                                           For immediate release


AETERNA ZENTARIS ANNOUNCES THIRD QUARTER FINANCIAL RESULTS
CONFERENCE CALL AND WEBCAST


QUEBEC CITY, CANADA, OCTOBER 28, 2004 - AEterna Zentaris Inc. (TSX: AEZ;
Nasdaq: AEZS) announced that its quarterly conference call and webcast have been scheduled for Thursday, November 4, 2004 at 10:00 a.m. Eastern time. The call will follow the press release of AEterna Zentaris' third quarter 2004 financial results issued earlier on the same day. Participants may access the live webcast via the Company's website at www.aeternazentaris.com in the "investors" section, or by telephone using the following numbers: 416-640-4127, 514-807-8791 or 1-800-814-4941.

A replay of the webcast will also be available on the website for a period of 30 days.

AEterna Zentaris is a biopharmaceutical company with an extensive portfolio of marketed and development-stage products in oncology, endocrine therapy and infectious diseases.

                                      -30-

CONTACTS:

MEDIA RELATIONS                              INVESTOR RELATIONS
Paul Burroughs                               Jacques Raymond
(418) 652-8525 ext. 406                      (418) 652-8525 ext. 360
paul.burroughs@aeternazentaris.com           jacques.raymond@aeternazentaris.com

U.S. INVESTOR RELATIONS                      EUROPE
Lippert/Heilshorn & Associates               Matthias Seeber
Kim Golodetz                                 +49 69 42602 3425
(212) 838-3777                               matthias.seeber@zentaris.de
kgolodetz@lhai.com



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                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               AETERNA ZENTARIS INC.


Date:  October 28, 2004                         By:  /s/ Mario Paradis
-----------------------                              ---------------------------
                                                     Mario Paradis
                                                     Senior Finance Director and
                                                     Corporate Secretary